Room 4561
Via fax (585) 325-2977

November 14, 2008

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, NY 14614

> **Re:** **Document Security Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 8-K Filed August 26, 2008**
> **File no. 1-32146**

Dear Mr. White:

We have reviewed your response to your letter dated September 11, 2008 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 11, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 5. Intangible Assets, page F-11

1. With regard to the capitalization of patent legal defense costs and the subsequent impairment analyses, the Staff acknowledges that management is in possession of all of the relevant technical information, facts, and data (including that which you claim is subject to client-attorney privilege) upon which you assert you have formed a conclusion that patent legal defense costs meet the requirement for capitalization and, moreover, those capitalized costs are not impaired. Based on the limited information you have provided to us to date, we are not in a position to make a judgment on the Company's accounting conclusions with respect to these matters and, accordingly, we do not agree or disagree with your

conclusions. Please ensure, however, that your disclosures fully explain your accounting for these capitalized defense costs. In this regard, you should include a comprehensive discussion of the accounting models you applied in determining that such costs qualified for capitalization as well as the models you applied in assessing impairment. The disclosure should include a discussion of the judgments you made in applying those accounting models as pertaining to the infringement case and each validity case, including how you assessed probability of success and future discounted cash flows. We suggest a discussion that chronologically follows the progression of the various actions and that indicates amounts capitalized each accounting period. Further, your discussion should include, but not be limited to, the following matters:

- Both the positive and negative evidence supporting your decision to capitalize such costs (i.e. relationship of the patent's inventor to members of the European anti-counterfeiting industry and the due diligence performed by counsel) and how the Company weighted the negative evidence against the positive evidence to conclude that capitalization of such costs was appropriate;
- The impact an adverse ruling in the validity trial has on the Company's infringement case, the potential proceeds to be received, and ultimately on your impairment analysis;
- Alternatively, the impact a positive ruling in the validity trial has the Company's infringement case and on your cash flow analysis; and
- The factors considered and assumptions used in your impairment analysis (i.e. volume of Euro banknotes; royalty rates used and appropriateness of such rates; circulation rates of the Euro banknote; and error factors used and appropriateness of such rates, etc.)

Form 8-K Filed August 26, 2008

2.   We note that on August 20, 2008 the Company entered into an agreement with Trebuchet Capital Partners whereby Trebuchet has agreed to pay substantially all of the litigation costs associated with the pending validity proceedings in the ECB as well as future validity challenges in exchange for a 49% interest in the Company's Patent and to share equally in all proceeds generated from litigation relating to the Patent (including judgments and licenses). With regards to this Agreement, please explain further the following:

- Tell us how you are accounting for the various terms of this Agreement such as, but not limited to, the $500,000 payment by Trebuchet of the Company's debt obligation; Trebuchet's purchase of 100,000 shares of the Company's common stock; the assignment of a 49% interest in the Patent; and Trebuchet's right to receive 50% of any settlement. Tell us the basis for that accounting treatment.

- Tell us whether there were any other funds received as part of this Agreement besides the $500,000 for the debt payment and $400,000 from the common stock issuance and if so, tell us how you accounted for such funds.
- If a settlement is ultimately received from this litigation, tell us whether the total settlement will be paid first to Trebuchet and then a portion remitted to the Company or vice versa.
- Tell us whether this Agreement creates a derivative instrument and tell us the specific accounting guidance you considered in making such determination.
- Tell us the risks associated with this Agreement.
- Tell us if this is a related party transaction. In this regard, we note that Trebuchet is owned by the Ergonomic Group, a private company that has a long-standing strategic relationship with, and substantial interest in, the Company.
- Tell us what impact this Agreement had on the Company's impairment analysis of your capitalized patent costs and update the calculations provided in your July 25, 2008 response letter to support your conclusions.
- Tell us whether this Agreement created a variable interest entity and tell us specifically how you considered accounting for this Agreement pursuant to the guidance in FIN 46R.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at 202-551-3481, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief